Exhibit 12.1

THE CHEMOURS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$(188)	$550	$576	$1,485	$1,907
Adjustment for companies accounted for by the equity method	–	1	(1)	6	(15)
Less: Capitalized interest(1)	(21)	–	–	–	–
Add: Amortization of capitalized interest(1)	1	–	–	–	–
	(208)	551	575	1,491	1,892
Fixed charges:
Interest and debt expense	132	–	–	–	–
Capitalized interest(1)	21	–	–	–	–
Rental expense representative of interest factor	4	3	2	2	1
	157	3	2	2	1
Total adjusted earnings available for payment of fixed charges	$(51)	$554	$577	$1,493	$1,893
Number of times fixed charges earned	(a )	185	289	747	1,893

(a)	Due to net losses in the year ended December 31, 2015, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $208 million.

(1)	Chemours did not incur interest expense prior to May 12, 2015. As such, no capitalized interest and related amortization were recorded related to Chemours indebtedness in the periods prior to May 12, 2015.